Exhibit 9.1

Tradeshow Products Inc.
PRESS RELEASE

FOR RELEASE:                                           For Immediate Release

CONTACT:                                           NORMAN TIPTON
                714 300-0500

TRADESHOW ACQUIRES CLIENT BASE OF EMPLOYMENT SYSTEMS INC.
ANNUALIZED REVENUES OF $8 MILLION

ANAHEIM, CA – Tradeshow Products Inc. (OTC BB: TSPD) today announced the transfer of the staffing client base of Employment Systems Inc., a subsidiary of Warning Management Services Inc. (WNMI.PK), to TSPD.

The agreement was finalized June 12, 2008 with an effective date of April 1, 2008.

Tradeshow CEO David Goldberg said, “We are pleased to offer our staffing and after-market services to the ESI client base.” Goldberg said revenues of $1.2 million will be reflected by the quarter ending June 30, 2008.

Under the terms of the agreement ESI will continue to receive a percentage of the revenues of their client base for as long as the client remains in place. John Capezzuto, president of WNMI, said “We are delighted that our clients will continue to receive the high level of staffing, human resource support as well as the wide range of aftermarket products offered by Tradeshow.”

Tradeshow Products Inc., ('TPI') was incorporated in the state of Nevada on August 4, 2005, as a developmental stage company with a principal business objective of providing promotional products for trade shows and trade events.

Tradeshow Products Inc. provides financial services to small and medium-size businesses, relieving our clients from many of the day-to-day tasks that negatively impact their core business operations, such as payroll processing, human resources support, workers' compensation insurance, safety programs, employee benefits, and other administrative and aftermarket services predominantly related to staffing -- staff leasing, temporary staffing and co-employment. We not only provide core services but a wide selection of employee and employer benefits and aftermarket products.

TPI operations were devoted primarily to startup and development activities. Focus Views (http://www.focusviews.com), an online financial publishing website principally in the financial service business, is a wholly owned subsidiary of TPI.

Safe Harbor:

Statements in this press release that are not historical facts are forward-looking statements, including statements regarding future revenues and sales projections, plans for future financing, the ability to meet operational milestones, marketing arrangements and plans, and shipments to and regulatory approvals in international markets. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, our ability to obtain additional financing that will allow us to continue our current and future operations and whether demand for our products and services in domestic and international markets will continue to expand. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in the Company's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact the Company's success are more fully disclosed in the Company's most recent public filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report on Form 10-K for the year ended Dec. 31, 2007, and its subsequent filings with the SEC.